press release

ArcelorMittal announces financial calendar for 2017

15 December 2016 - ArcelorMittal today announces its financial calendar for 2017.

Earnings results announcements:

  10 February 2017: earnings release Q4 2016 and full year 2016
  12 May 2017: earnings release Q1 2017
  28 July 2017: earnings release Q2 2017
  10 November 2017: earnings release Q3 2017

General Meeting of Shareholders:

  10 May 2017: ArcelorMittal General Annual Meeting